FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

SADIA S.A. Publicly Traded Company CNPJ/MF No. 20.730.099/0001-94 Rua Senador Atílio Fontana, 86 Concórdia – SC

MATERIAL FACT

SADIA S.A. (“SADIA” – Bovespa: SDIA3 and SDIA4; NYSE: SDA) (“Company”) hereby informs that it has contractually agreed by a Term Sheet dated 3 March 2009, through its subsidiary Sadia GmBH, to sell to its partner Fomanto Investments Limited (“Fomanto”), of Company’s 60% equity stake in Investeast Ltd.’s capital, a joint venture headquartered in Cyprus, holding the totality of the shares issued by Concordia Ltd (owner of the manufactured products plant located in Kaliningrad, Russia, which began to operate in commercial scale in the beginning of 2009), for the amount of US$77,500,000.00. The transaction is presently being documented and will require the execution of the documents, which include the release of all financial obligations undertook by Sadia GmBH in relation to the joint venture, including those with the IFC- International Finance Corporation - mainly the A and B loans. This decision does not change Company’s market strategy in the Russian market. Fomanto has already assumed responsibility for financing of Investeast Ltd.

The transaction is subject to the approval of the Board of Directors and of the Shareholders Meeting of Sadia S.A., pursuant to article 36 of Sadia´s Bylaw.

São Paulo, June 5, 2009

Sadia S.A.

José Luís Magalhães Salazar

Investor Relations Officer